UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934


                           TAG EVENTS CORP
                      ----------------------------
                           (Name of Issuer)

                     Common Stock, Par Value $0.001
                     -------------------------------
                     (Title of Class of Securities)

                           87777R102
                          --------------------
                             (Cusip Number)

                               Artiom Balykin
                      1239 West Georgia Street, Suite 1208
                       Vancouver, B.C.,  Canada
                   Telephone Number: (778) 288-4461
             --------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                           February 22, 2007
                           -----------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  87777R102
_______________________________________________________________________

1.     Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only):

       ARTIOM BALYKIN
_______________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group (See
       Instructions)

(a)     [_]
(b)     [X]
_______________________________________________________________________

3.     SEC Use Only:
_______________________________________________________________________

4.     Source of Funds (See Instruction):     PF
_______________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_______________________________________________________________________

6.     Citizenship or Place of Organization:  Canada
_______________________________________________________________________

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:          3,000,000  shares of common stock
_______________________________________________________________________

8.     Shared Voting Power:        None
_______________________________________________________________________

9.     Sole Dispositive Power:     3,000,000 shares of common stock
_______________________________________________________________________

10.     Shared Dispositive Power:  None
_______________________________________________________________________

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
        3,000,000 shares
_______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
_______________________________________________________________________

13.     Percent of Class Represented by Amount in Row (11):     100.00%
_______________________________________________________________________

14.     Type of Reporting Person (See Instructions):            IN
_______________________________________________________________________

ITEM 1.     SECURITY AND ISSUER

The class of equity securities to which this Statement relates is shares of common stock with par value $0.001 the "Shares"), of Tag Events Corp, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 1239 West Georgia Street, Suite 1208, V6E 4R8, Vancouver, B.C., Canada.

ITEM 2.     IDENTITY AND BACKGROUND

A.   Name of Person filing this Statement:  Artiom Balykin (the
     "Holder")

B. Residence or Business Address: 1239 West Georgia Street, Suite 1208, Vancouver, B.C., Canada

C.   Present Principal Occupation and Employment: President of Tag
     Events Corp.

D.   The Holder has not been convicted in any criminal proceeding
     (excluding traffic violations or similar misdemeanors) during the last five years.

E. The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.   Citizenship:  The Holder is a citizen of Canada.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Holder acquired a total of 3,000,000 Shares for aggregate consideration of $3,000 pursuant to a share subscription agreement with the Company. The consideration was paid from the Holder's personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

The Holder acquired the Shares for investment purposes. Due to his position as President of the Company, he has a controlling interest in the Company. Depending on market conditions and other factors, the Holder may acquire additional securities of the Company as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Company or otherwise. The Holder also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

As of the date hereof, except as described below, the Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

A. As of March 26, 2007, the Holder holds beneficially the following securities of the Company:

Title of Security          Amount            Percentage of Shares of
                                                  Common Stock*

Common Stock              3,000,000                  57.14%


* based on the Company's current issued and outstanding capital of 5,250,000 shares of common stock

B. The Holder has the sole power to vote or to direct the vote of the Shares he holds and has the sole power to dispose or to direct the disposition of the Shares he holds.

C. The Holder acquired 3,000,000 Shares on July 28, 2007 in connection with a share subscription agreement at $0.001 per share.

D.   Not Applicable.

E.   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Holder and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2007

/s/ Artiom Balykin
___________________________
Signature

Artiom Balykin, President
___________________________
Name/Title